SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.
6-K ITEM

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By /s/ Oded Bashan Oded Bashan Chief Executive Officer and Chairman

Date: November 9, 2010

Invitation

For Immediate Release

On Track Innovations, Ltd (OTI) (NASDAQ GM: OTIV) to Present at Merriman
Capital’s Investor Summit 2010 on November 16th

Iselin, NJ, November 8, 2010 - On Track Innovations Ltd, (OTI) (NASDAQ: OTIV), a global leader in contactless microprocessor-based smart card solutions, for homeland security, payments, petroleum payments and other applications, today announced that it will present at Merriman Capital’s 7th annual Investor Summit on November 16, 2010 at 1:30 pm. This event will be held in New York City.

A presentation regarding OTI’s market positioning, financial performance and strategic direction will be provided.

On Track Innovations Ltd. (OTI) is a leading contactless smart card solution provider.  Applications developed by OTI include product solutions for:

1.	SmartID – complete end-to-end in house solution for Homeland security – national ID cards, e-passports, driver’s license, voter ID and more.
2.	MediSmart - transforming patient’s Electronic Health Record (EHR) to a portable medium.
3.	Payments – Supporting MasterCard, Visa contactless payment programs.
4.	EasyPark – in-vehicle parking meter solution
5.	EasyFuel – Fuel management and petroleum solution.

Management will be available for one-on-one meetings with institutional investors throughout the conference.  Interested investors should contact their Merriman Capital representative or Miri Segal: msegal@ms-ir.com

A webcast of the presentation will be available at:
http://www.otiglobal.com/Investors_Introduction

More information about the conference can be found at: www.merrimanco.com

About OTI
Established in 1990, OTI (NASDAQ- GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking and loyalty programs. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

About Merriman Holdings, Inc.
Merriman Holdings, Inc. (NASDAQ: MERR) is a financial services firm focused on fast-growing companies and the institutions that invest in them. The company offers high-quality investment banking, equity research, institutional services and corporate & venture services, and specializes in three growth industry sectors: CleanTech, Consumer, Media & Internet and Technology. For more information, please go to www.merrimanco.com, the content of which is not part of this press release.

OTI Contact: Galit Mendelson Vice President of Corporate Relations 201 944 5200 ext. 111 galit@otiglobal.com	Investor Relations: Miri Segal MS-IR LLC 917-607-8654 msegal@ms-ir.com
OTI Contact: Galit Mendelson Vice President of Corporate Relations 201 944 5200 ext. 111 galit@otiglobal.com	Investor Relations: Miri Segal MS-IR LLC 917-607-8654 msegal@ms-ir.com